++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED         +
+EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. A FINAL PROSPECTUS       +
+SUPPLEMENT AND ACCOMPANYING PROSPECTUS WILL BE DELIVERED TO PURCHASERS. THIS  +
+PRELIMINARY PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS SHALL NOT       +
+CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL  +
+THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH       +
+OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR        +
+QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 26, 1996

PROSPECTUS SUPPLEMENT                        Filed Pursuant to Rule 424(b)(5)
(TO PROSPECTUS DATED OCTOBER 22, 1996)       Registration No. 333-14467


                                  $100,000,000

  LOGO
                           STEWART ENTERPRISES, INC.

                                 % NOTES DUE 2003

  Interest on the   % Notes due 2003 (the "Notes") of Stewart Enterprises,
Inc., a Louisiana corporation (the "Company"), is payable semiannually on
          and           of each year, commencing      , 1997. The Notes are
unsecured, not redeemable prior to maturity and not subject to any sinking fund. The Notes will be represented by one or more global certificates registered in the name of the nominee of The Depository Trust Company, as depositary (the "Depositary"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes will not be issued in definitive form. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Notes."

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
   WHICH  IT RELATES.  ANY  REPRESENTATION  TO THE  CONTRARY  IS A  CRIMINAL
    OFFENSE.

------------------------------------------------------------------------------
                                      Price to     Underwriting   Proceeds to
                                     Public(1)     Discounts(2)  Company(1)(3)
------------------------------------------------------------------------------
Per Note..........................         %              %              %
Total.............................     $              $              $
------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from      , 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $162,000.

  The Notes are being offered, subject to prior sale, by the Underwriters when, as and if issued to and accepted by the Underwriters, and subject to various prior conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the global certificate will be made on or about December   , 1996
in book-entry form through the facilities of the Depositary, against payment therefor.

NATIONSBANC CAPITAL MARKETS, INC.
                            BEAR, STEARNS & CO. INC.
                                                       CITICORP SECURITIES, INC.

             The date of this Prospectus Supplement is      , 1996.

  IN CONNECTION WITH THE OFFERING OF THE NOTES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

GENERAL

  Stewart Enterprises, Inc. (the "Company") is the third largest provider of products and services in the death care industry in North America. The Company is a leader in the industry's movement toward consolidation, the integration of funeral home and cemetery operations, the establishment of combined facilities, and complete death care planning and delivery. Through its subsidiaries, the Company operates 298 funeral homes and 120 cemeteries in 21 states, Puerto Rico, Mexico, Australia, New Zealand and Canada. From the Company's initial public offering in October 1991 through November 18, 1996, the Company has acquired 248 funeral homes and 91 cemeteries for an aggregate purchase price of approximately $636 million.

  The Company believes that it is distinguishable from its competitors by the quality of its funeral homes and cemeteries, the depth and experience of its management team, its decentralized management structure, and the quality and value of its products and services. The Company believes that it owns and operates one or more of the premier death care facilities in each of its principal markets, which serve as a centerpiece for a group or cluster of other properties in the same metropolitan area. The Company considers a funeral home or cemetery to be a "premier" facility if, when measured by such factors as tradition, heritage, reputation, physical size, volume of business, available inventory, name recognition, aesthetics and potential for development or expansion, it is one of the most highly regarded facilities in its market area.

  The Company retains key managers of acquired companies and gives them significant operational authority in order to assure the continuation of high quality services and the maintenance of the acquired firm's reputation and goodwill. The Company's eight executive officers, four of whom joined the Company through acquisitions, have an average of more than 25 years of experience in the death care industry.

OPERATING STRATEGY

  The Company's operating strategy is to build market share and increase profit margins by marketing and providing, both prior to and at the time of need, a complete range of death care products and services at competitive prices. In order to achieve those objectives, the Company has acquired or developed in most of its markets one or more premier facilities to serve as a centerpiece for a cluster of other properties in the same area. Such clustering provides certain economies of scale by, for example, enabling the Company's facilities to share vehicles and employees, to reduce administrative expenses, to centralize embalming services and to pool inventories of caskets and other merchandise. Further, where feasible, the Company acquires, or subsequently develops, combined operations in which a funeral home is located at and is operated in conjunction with a Company-owned cemetery. Although profit margins of cemetery operations are traditionally lower than those of funeral homes, the Company's experience with combined operations has demonstrated that the combination of a cemetery with a funeral home can increase significantly the market share of the cemetery and funeral home and provide cost savings through the sharing of facilities and other resources, thereby increasing the overall profitability of both.

  The Company's operating strategy also emphasizes a decentralized management structure under which funeral home and cemetery operations are managed by three regional division presidents, each of whom is an experienced death care industry executive, who has responsibility for all operations in his geographic region. Although certain financial management and policy matters are centralized, division presidents, local funeral home directors and cemetery managers have substantial autonomy in the manner in which their products and services are marketed and delivered and their funeral homes and cemeteries are managed. The Company believes that this strategy permits each local firm to maintain its unique style of operation and to capitalize on its reputation and goodwill, while maintaining centralized supervisory controls and providing specialized services at the corporate level.

  The Company is a leader in the industry trend toward prearranged funeral planning. The Company believes that extensive marketing of death care prearrangements assures a backlog of future business and builds current and future market share. The Company markets a complete range of death care products and services on a prearranged basis through a staff of approximately 2,350 commission sales counselors. Prearranged plans are generally funded through trust, escrow or insurance arrangements.

ACQUISITION STRATEGY

  The Company's acquisition strategy is to expand in existing and new markets by acquiring premier funeral homes and cemeteries that have the potential to serve as a centerpiece for a group or cluster of other properties that may be acquired subsequently in the same metropolitan area. From the Company's initial public offering in October 1991 through November 18, 1996, it has acquired 248 funeral homes and 91 cemeteries and has entered 66 new markets, including one in Mexico, two in Canada and several in Australia and New Zealand, through these acquisitions.

  The following table sets forth certain information with respect to the Company's completed and pending acquisition activity.

                                                      NUMBER OF
                                                       FUNERAL     AGGREGATE
                                                      HOMES AND  PURCHASE PRICE
                                                      CEMETERIES (IN MILLIONS)
                                                      ---------- --------------
      Properties owned at October 31, 1991...........     72         $   --
      Acquisitions(/1/):
        Fiscal 1992..................................     11           30.0
        Fiscal 1993..................................     49           94.6
        Fiscal 1994..................................     60          177.6
        Fiscal 1995..................................     70          154.4
        Fiscal 1996..................................    149          179.0
        Pending acquisitions, as of November 18,
         1996........................................     20           52.7

     --------
     (1) Excludes funeral homes constructed by the Company.

  The Company's acquisition strategy reflects a trend in the death care industry of transition from small, family-owned firms to large, professionally-managed, integrated, multiple-facility firms. Opportunities for growth through the construction of new cemeteries and funeral homes are limited because of a lack in many communities of available or reasonably priced land with appropriate zoning and the existence of an adequate number of funeral homes already serving a mature market. Accordingly, companies in the death care industry can achieve significant growth only by increasing market share through such means as acquisitions, extensive marketing of prearranged products and services and the development of combined operations.

  The Company believes that the consolidation trend that began in the United States a number of years ago has now begun to evolve in other countries, particularly in Europe, Canada, Australia and Mexico. The Company has acquired a total of 136 funeral homes and cemeteries in Mexico, Australia, New Zealand and Canada since the third quarter of fiscal year 1994 and it believes that attractive expansion opportunities exist in those and other foreign countries. The Company will continue to explore expansion opportunities in foreign countries, although it expects most of its expansion to continue to occur domestically, with its primary focus on the midwestern and western United States.

  Because combined operations and individual funeral homes typically produce higher profit margins and cash flow than individual cemetery operations, the Company seeks primarily to acquire combined operations, premier cemeteries on or adjacent to which it can build and operate a funeral home, or individual funeral homes and cemeteries that form the basis for or strengthen a cluster of death care facilities. From the Company's initial public offering in October 1991 through November 18, 1996, the Company has acquired or entered into currently outstanding letters of intent or agreements in principle to acquire 265 funeral homes and 94 cemeteries, 29 of which are combined operations. Additionally, from October 1991 through November 18, 1996, the Company has developed seven combined operations through the construction of funeral homes on existing cemeteries. In evaluating a potential acquisition, the Company also considers factors such as the size of the community the property serves, the size and reputation of the property in the community, the proximity of the property to other of the Company's funeral homes or cemeteries, the opportunities for additional acquisitions and growth in the community, and the potential for increasing the cemetery's profitability through increasing prearranged marketing efforts. In keeping with the quality of its existing properties, the Company is particularly careful about the quality of the properties it seeks to acquire.

OPERATIONS

  Funeral Operations. The Company's funeral homes offer a complete range of services to meet families' funeral needs, including prearrangement, family consultation, the sale of caskets and related funeral products, the removal and preparation of remains, the use of funeral home facilities for visitation and worship, and transportation services. Most of the Company's funeral homes have a non-denominational chapel on the premises, thereby permitting family visitation and religious services to take place at one location, which reduces transportation costs to the Company and inconvenience to the family.

  In addition to traditional services, substantially all of the Company's funeral homes offer cremation, which has become more common in the United States in recent years. For the nine months ended July 31, 1996, cremations accounted for approximately 19% of funeral services performed by the Company in the United States. In Australia, New Zealand and Mexico, cremations accounted for 63%, 68% and 46%, respectively, of funeral services performed by the Company for the nine months ended July 31, 1996. On September 30, 1996, the Company entered Canadian markets with the acquisition of the Urgel Bourgie firm. Historically, cremations have accounted for approximately 50% of the funeral services performed by Urgel Bourgie. While cremations within the United States often result in lower average revenue when compared to traditional funeral services, they generally produce higher gross profit margins than traditional funeral services. In the Company's foreign markets, cremations generally produce revenues comparable to those of traditional funeral services in those markets.

  In addition to at-need sales, the Company markets funeral merchandise and services as well as cemetery property and merchandise on a prearranged basis through a staff of approximately 2,350 commission sales counselors. Prearranged funeral plans enable families to establish in advance the type of service to be performed, the products to be used and the cost of such products and services in accordance with prices prevailing at the time the agreement is signed rather than when the products and services are delivered. Prearranged funeral plans permit families to eliminate the emotional strain of making death care plans at the time of need and enable the Company to establish a portion of its future market share. The Company believes that extensive marketing of prearranged products and services produces a backlog of future business and builds current and future market share. The Company sold 33,787 prearranged funeral services during the fiscal year ended October 31, 1995 and 26,366 during the nine months ended July 31, 1996. At July 31, 1996, the Company had a backlog of 240,573 prearranged funeral services expected to be delivered some time in the future.

  Prearranged funeral plans generally are financed either through trust funds or escrow accounts established by the Company, or through insurance. The Company's selection of trust funds, escrow accounts or insurance depends primarily on the regulatory requirements of each jurisdiction in which it operates. In the case of trust- or escrow-funded plans, local law or contracts with customers often require that all or a portion of the payments received by the Company for prearranged funeral plans be placed in trust funds or escrow accounts established by the Company. In certain jurisdictions where trust or escrow arrangements are neither statutorily nor contractually required, the Company typically deposits on a voluntary basis a portion of the payments received into escrow accounts to fund the future delivery of prearranged funeral plans.

  Prearranged funeral trust funds and escrow accounts, which amounted to approximately $296 million at July 31, 1996, are designed to provide funding for the future delivery of prearranged funeral services sold by the Company. When a prearranged funeral is funded through a trust fund or escrow account, generally a percentage of the sale price, which is often paid in installments, can be retained by the Company to defray costs related to the sale, and the remainder is placed in a trust fund or escrow account. The percentage of the sale price placed in trust funds or in escrow accounts varies among the different jurisdictions in which the Company operates.

  The Company does not recognize revenue from the sale of prearranged funeral services until delivery. The Company does not recognize revenue from sales of prearranged funeral merchandise until delivery in jurisdictions where such sales are revocable by the customer; where such sales are not revocable, revenue is recognized currently. The Company recognizes as revenue on a current basis all dividends and interest earned, and net capital gains realized, by all prearranged funeral trust funds and escrow accounts except in those states where earnings revert to the customer if a prearranged funeral service contract is cancelled. Principal and earnings are withdrawn only as funeral services are delivered or contracts are cancelled, except in jurisdictions that permit earnings to be withdrawn currently and in unregulated jurisdictions where escrow accounts are used.

  Funeral operations accounted for approximately 51% of the Company's revenues during the fiscal year ended October 31, 1995 and 52% during the nine months ended July 31, 1996.

  Cemetery Operations. The Company's cemetery operations involve the sale of cemetery property and related cemetery merchandise, which includes lots, lawn crypts, family and community mausoleums, monuments, memorials and burial vaults, and interment services. Cemetery property and merchandise sales are made at the time of need or on a prearranged basis. Prearranged sales generally are financed by the Company through installment sale contracts, the terms of which generally range from one to seven years. Prearranged sales represented approximately 61% of cemetery revenue during the fiscal year ended October 31, 1995.

  Prearranged cemetery merchandise trust funds and escrow accounts, which amounted to approximately $106 million at July 31, 1996, are designed to provide funding for the future delivery of the prearranged merchandise sold by the Company and are established in most of the jurisdictions in which the Company operates. In certain jurisdictions, local law or contracts with customers generally require that a portion of the sale price received be placed in trust funds or escrow accounts; however, in other jurisdictions where trust or escrow arrangements are neither statutorily nor contractually required, the Company typically makes deposits on a voluntary basis into escrow accounts. The Company recognizes as revenue on a current basis all dividends and interest earned, and net capital gains realized, by prearranged merchandise trust funds or escrow accounts. At the same time, the liability for the estimated cost to deliver cemetery merchandise is adjusted through a charge to earnings to reflect inflationary merchandise cost increases. The principal and earnings are withdrawn only as the merchandise is delivered or contracts are cancelled.

  The Company also provides maintenance of cemetery grounds pursuant to perpetual care contracts and laws, or on a voluntary basis where trust or escrow arrangements are neither contractually nor statutorily required, by placing a portion, generally 10%, of the proceeds from cemetery property sales into perpetual care trust funds or escrow accounts. The income from these funds, which have been established in most jurisdictions in which the Company operates cemeteries, is used for maintenance of those cemeteries, but principal, including in some jurisdictions net realized capital gains, generally must be held in perpetuity. The Company recognizes and withdraws currently all dividend and interest income earned and, where permitted, net capital gains realized by perpetual care funds. Perpetual care trust funds and escrow accounts amounted to approximately $140 million at July 31, 1996.

  Cemetery operations accounted for approximately 48% of the Company's revenues for the fiscal year ended October 31, 1995 and 47% during the nine months ended July 31, 1996.

  Combined Funeral and Cemetery Operations. Fifty of the Company's 120 cemeteries are combined operations. Many of these facilities are in the Company's key markets, including New Orleans, Louisiana; Dallas, Fort Worth and Houston, Texas; Miami, Orlando, Tampa and St. Petersburg, Florida; Nashville and Knoxville, Tennessee; Mobile, Alabama; Baltimore, Maryland; Philadelphia, Pennsylvania; Portland, Oregon; Los Angeles, California; and Washington, D.C.

  The Company began to develop and acquire combined facilities in 1979 because it believed that the operation of such facilities would permit it to increase market share through the delivery of better and more convenient services at competitive prices. Although profit margins of cemetery operations typically are lower than those of funeral homes, the Company's experience with combined operations has demonstrated that the combination of a cemetery with a funeral home can increase significantly the market share of the cemetery and funeral home, thereby increasing the overall profitability of both. The enhanced purchasing power, more sophisticated management systems and sharing of facilities, personnel and equipment made possible by integration and combined facilities results in lower average operating costs to the Company and allows the Company to offer families the convenience of complete funeral home and cemetery planning and services from a single supplier at a competitive price.

  Foreign Operations. Since the third quarter of fiscal year 1994, the Company has acquired a total of 136 funeral homes and cemeteries in Mexico, Australia, New Zealand and Canada. Management expects these properties to generate slightly less than 10% of consolidated total revenues for fiscal year 1996 and slightly more than 10% of consolidated total revenues for fiscal year 1997. In addition, management anticipates that these properties will account for approximately 15% of consolidated total assets as of October 31, 1996.

  In addition to the inherent risks generally associated with foreign operations, fluctuations in the value of the foreign currency of the country in which the Company operates relative to the U.S. dollar can affect the value, in U.S. dollar terms, of the earnings derived from the foreign operations and can result in foreign currency translation adjustments that affect the Company's shareholders' equity or, in the case of operations in highly inflationary economies, net earnings. Based on the three-year cumulative inflation rate in Mexico at October 31, 1996, management expects that during the first quarter of fiscal year 1997 the Company will be required to change its method for reporting foreign currency translation adjustments for its Mexican operations to the method prescribed for highly inflationary economies. As a result, foreign currency translation adjustments for the Company's Mexican operations will be reflected in results of operations, instead of in shareholders' equity. Management does not expect this change to have a material effect on the Company's results of operations.

  There can be no assurance that expansion into foreign markets will yield results comparable to those realized as a result of the Company's expansion in the United States. Through fiscal year 1996, however, the Company's foreign operations have produced results that do not deviate significantly from management's expectations.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $99.2 million, based on an offering price of 100% and after deducting estimated underwriting discounts and commissions and estimated expenses of the offering. The Company will use substantially all of the net proceeds to reduce the balances outstanding on one or more of its four revolving credit facilities, which amounts will then become available to the Company to fund its continuing acquisition program and for general corporate purposes. At November 18, 1996, the Company's four revolving credit facilities had the following outstanding balances, weighted average interest rates and maturity dates: (i) $215.8 million, 6.04% and October 31, 2000; (ii) $88 million, 6.48% and October 31, 2000; (iii) $75 million, 6.01% and January 17, 1997 and (iv) $1.7 million, 5.81% and December 31, 1996, respectively. Of the funds drawn by the Company on its revolving lines of credit in the last 12 months, approximately 92% was used to fund acquisitions and the remainder was used for general corporate purposes. As of November 18, 1996, pending acquisitions consisted of 17 funeral homes and three cemeteries for an aggregate purchase price of $52.7 million. See the discussion under the caption "Capitalization" for additional information about the Company's revolving credit facilities.

  After the application of the net proceeds from this offering, the Company's credit agreements, including agreements with the holders of the Company's senior notes (all of which permit a maximum debt-to-equity ratio of 1.25 to 1.0), would allow it to borrow approximately an additional $155.7 million, substantially all of which would be available under its existing revolving lines of credit.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of July 31, 1996, and as adjusted to reflect the issuance of the Notes and the application of the net proceeds therefrom as described under the heading "Use of Proceeds." The table does not reflect debt incurred by the Company in connection with its acquisition of 77 funeral homes and five cemeteries in Canada on September 30, 1996 or the reallocation of debt under the Company's $350 million revolving line of credit on October 31, 1996. The effect of these transactions on the Company's capitalization is discussed below.

                                                             JULY 31, 1996
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Current maturities of long-term debt..................... $  4,693   $  4,693
                                                          ========   ========
Long-term debt, excluding current maturities(/1/)
  The Notes..............................................       --    100,000
  Revolving line of credit...............................  251,311    159,375
  Revolving line of credit note..........................    7,302         --
  6.04% Senior notes.....................................   50,000     50,000
  Senior notes, Series A, B and C........................   75,000     75,000
  Other, principally seller financing of acquired
   operations or debt assumed in acquisitions, and
   partially secured.....................................   11,689     11,689
                                                          --------   --------
    Total long-term debt.................................  395,302    396,064
                                                          --------   --------
Preferred stock, $1.00 par value, 5,000,000 shares
 authorized; none outstanding............................       --         --
Shareholders' equity:
  Class A common stock, no par value, 150,000,000 shares
   authorized; 39,830,323 shares issued and outstanding..   39,830     39,830
  Class B common stock, no par value, 5,000,000 shares
   authorized; 1,777,510 shares issued and outstanding...    1,778      1,778
  Additional paid-in capital.............................  305,095    305,095
  Retained earnings......................................  203,678    203,678
  Cumulative foreign translation adjustment..............  (19,449)   (19,449)
  Unrealized appreciation of investments.................    1,154      1,154
                                                          --------   --------
    Total shareholders' equity...........................  532,086    532,086
                                                          --------   --------
    Total capitalization................................. $927,388   $928,150
                                                          ========   ========

--------
  (1) All of the Company's long-term debt is unsecured, except for $2.7 million at July 31, 1996 ($4.2 million at November 18, 1996) representing liens on the assets or stock of subsidiaries, which were incurred or assumed in connection with acquisitions. Long-term debt outstanding at July 31, 1996, excluding current maturities, included the following:

  (i) $251.3 million under a $350 million revolving line of credit which bears interest at a lending bank's prime rate or certain optional rates at the Company's election (a weighted average rate of 6.0% at July 31, 1996) and matures on October 31, 2000;

 (ii) $7.3 million under a $10 million revolving line of credit note ($1.7 million outstanding at November 18, 1996), which bears interest at a rate determined by reference to the lending bank's cost of funds or to LIBOR, at the Company's election (a rate of 6.25% at July 31, 1996), and matures on December 31, 1996;

(iii) $50 million of senior long-term notes, bearing interest at 6.04% and maturing on November 30, 2003, with principal payments of $7.143 million due each year commencing November 30, 1997;

  (iv) $75 million of senior long-term notes consisting of $15 million Series A due May 1, 1998 bearing interest at 7.92%, $50 million Series B due November 1, 2002 with principal payments of $16.7 million due on each of November 1, 2000 and 2001 and $16.6 million due November 1, 2002, bearing interest at 8.44%, and $10 million Series C due November 1, 2006 bearing interest at 8.72%; and

  (v) $11.7 million of other long-term debt ($16.4 million outstanding at November 18, 1996), representing primarily seller financing of acquired operations or debt assumed in acquisitions, with maturities through 2023 and bearing interest at a weighted average rate of 6.41% at July 31, 1996.

  As of July 31, 1996 the Company had an aggregate of $1.5 million ($1.7 million at November 18, 1996) in standby letters of credit issued under the $350 million revolving line of credit, which amounts count as advances for purposes of determining the availability of funds under such line of credit.

                               ----------------

CANADIAN ACQUISITION

  On September 30, 1996, the Company completed its acquisition of Urgel Bourgie, Quebec Province's largest funeral home and cemetery firm. The consideration paid by the Company consisted of approximately C$124.7 million (US$91.7 million) in cash plus the assumption of a C$10.0 million (US$7.3 million) note payable. The acquisition was financed by borrowings under the Company's revolving credit facilities, including a new US$75 million revolving line of credit which matures on January 17, 1997 ($75 million outstanding and 6.01% rate at November 18, 1996).

DEBT REALLOCATION

  On October 31, 1996, the Company and the lenders under the $350 million revolving line of credit entered into an agreement whereby the $350 million facility was replaced with a $262 million facility between the lenders and the Company and an $88 million facility between the lenders and two of the Company's subsidiaries which is guaranteed by the Company. Borrowings under the new facilities bear interest at a lending bank's prime rate or certain alternative rates at the Company's election, mature on October 31, 2000 and have other terms and conditions that are identical to those contained in the $350 million facility. At November 18, 1996, $215.8 million was outstanding under the $262 million facility, with a weighted average interest rate of 6.04%, and $88.0 million was outstanding under the $88 million facility, with a weighted average interest rate of 6.48%. The Company's consolidated total debt was not affected by this transaction.

                      SUMMARY FINANCIAL AND OPERATING DATA

                             (DOLLARS IN THOUSANDS)

                                                                                     NINE MONTHS ENDED
                                      YEAR ENDED OCTOBER 31,                             JULY 31,
                          -----------------------------------------------------     -----------------------
                            1991         1992      1993      1994       1995          1995          1996
                          --------     --------  --------  --------  ----------     --------     ----------
STATEMENT OF EARNINGS
 DATA:
Revenues:
 Funeral................  $ 52,748     $ 61,493  $ 75,348  $116,266  $  188,991     $137,352     $  164,974
 Cemetery...............    68,781       76,326   102,385   133,745     175,562      132,591        150,802
                          --------     --------  --------  --------  ----------     --------     ----------
 Total death care
  revenues..............   121,529      137,819   177,733   250,011     364,553      269,943        315,776
 Construction and sales
  contracts.............     8,818        7,012     4,930     4,347       4,269        3,448          4,338
Operating profit:
 Funeral................    13,498       17,227    22,398    31,785      55,309       39,467         53,364
 Cemetery...............    12,552       13,699    18,293    25,266      33,969       26,932         34,206
                          --------     --------  --------  --------  ----------     --------     ----------
 Total death care
  operating profit......    26,050       30,926    40,691    57,051      89,278       66,399         87,570
 Construction and sales
  contracts.............       267          747       739       546         465          430            475
 Corporate general and
  administrative........    (5,249)      (5,030)   (7,223)   (8,157)    (11,113)      (7,796)        (9,149)
                          --------     --------  --------  --------  ----------     --------     ----------
 Operating earnings
  before performance-
  based stock options...    21,068       26,643    34,207    49,440      78,630       59,033         78,896
 Performance-based
  stock options.........        --           --        --        --     (17,252)     (17,252)            --
                          --------     --------  --------  --------  ----------     --------     ----------
Operating earnings......    21,068       26,643    34,207    49,440      61,378       41,781         78,896
Interest expense........    (9,162)      (5,414)   (6,540)   (8,877)    (22,815)     (17,249)       (18,580)
Investment and other
 income.................     3,040 (1)    1,221     1,902     1,635       2,937        1,505          1,804
Distributions to prior
 ITI shareholders(2)....    (1,238)      (1,508)       --        --          --           --             --
                          --------     --------  --------  --------  ----------     --------     ----------
Earnings from continuing
 operations before
 income taxes...........  $ 13,708 (1) $ 20,942  $ 29,569  $ 42,198  $   41,500 (3) $ 26,037 (3) $   62,120
                          ========     ========  ========  ========  ==========     ========     ==========
Earnings from continuing
 operations.............  $  9,242 (1) $ 14,195  $ 18,839  $ 27,253  $   26,145 (3) $ 16,402 (3) $   38,825
                          ========     ========  ========  ========  ==========     ========     ==========
OTHER DATA:
 Depreciation and
  amortization..........  $  5,090     $  5,639  $  7,346  $ 11,027  $   16,792     $ 11,470     $   15,865
 Capital
  expenditures(4).......     8,035        7,742    13,598    16,997      20,676       15,400         23,099
 Purchases of funeral
  homes and
  cemeteries(5).........     2,902       26,215    76,341   154,594      99,691       84,389         52,958
 EBITDA(6)..............    27,960       31,995    43,455    62,102      81,107 (6)   54,756 (6)     96,565
 Ratio of EBITDA to
  interest expense(6)...     3.05x        5.91x     6.64x     7.00x       3.55x (6)    3.17x (6)      5.20x
                                           OCTOBER 31,                                   JULY 31,
                          -----------------------------------------------------     -----------------------
                            1991         1992      1993      1994       1995          1995          1996
                          --------     --------  --------  --------  ----------     --------     ----------
BALANCE SHEET DATA:
 Assets.................  $238,519     $299,996  $455,942  $759,390  $1,056,113     $945,231     $1,188,585
 Long-term debt, less
  current maturities....    53,139       82,740   122,517   260,913     317,451      278,896        395,302
 Shareholders' equity...   127,954      143,134   232,006   325,671     483,978      449,747        532,086
                                                                                     NINE MONTHS ENDED
                                      YEAR ENDED OCTOBER 31,                             JULY 31,
                          -----------------------------------------------------     -----------------------
                            1991         1992      1993      1994       1995          1995          1996
                          --------     --------  --------  --------  ----------     --------     ----------
OPERATING DATA:
 Funeral homes in
  operation at end of
  period................        43           48        76       105         161          146            201

 At-need funerals
  performed.............    12,233       12,365    14,588    23,539      37,263       28,256         28,348
 Prearranged funerals
  performed.............     4,715        5,449     6,320     7,571       9,225        6,279         10,712
                          --------     --------  --------  --------  ----------     --------     ----------
   Total funerals
    performed...........    16,948       17,814    20,908    31,110      46,488       34,535         39,060
 Prearranged funerals
  sold..................    12,677       15,250    17,859    26,637      33,787       24,159         26,366
 Backlog of prearranged
  funerals at end of
  period................   103,395      112,801   130,610   183,886     222,532      205,994        240,573
 Cemeteries in
  operation at end of
  period................        29           35        57        90         105          101            114
 Interments performed...    20,886       22,107    26,557    33,118      42,480       32,090         34,509

--------
(1) Includes a pre-tax gain of approximately $1.3 million ($0.5 million after taxes and other adjustments), resulting principally from the refinancing of obligations of affiliated limited partnerships following the Company's initial public offering in October 1991.

(2) Investors Trust, Inc. ("ITI"), which generally administers the Company's trust funds and escrow accounts, was acquired by the Company on November 1, 1992.

(3) Includes a non-recurring, non-cash charge of $17.3 million ($10.9 million after-tax) recorded during the third quarter of fiscal year 1995 in connection with the vesting of the Company's performance-based stock options.

(4) Excludes acquisitions and includes the following amounts for the construction of new funeral homes for the years ended October 31, 1991 through 1995 and for the nine months ended July 31, 1995 and 1996, respectively: $3.9 million, $0, $4.6 million, $2.8 million, $5.5 million, $3.4 million and $2.2 million.

(5) Represents purchases of subsidiaries as reflected in the Company's Consolidated Statements of Cash Flows, which amounts are net of cash acquired, seller financing and stock issued (which items represent the principal differences between the amounts presented herein and the purchase prices disclosed under the caption "The Company--Acquisition Strategy").

(6) "EBITDA" means earnings from continuing operations before interest, taxes, depreciation, amortization (including amortization of goodwill) and extraordinary items. EBITDA and the ratio of EBITDA to interest expense for fiscal year 1995 and for the nine months ended July 31, 1995 include the effect of a non-recurring, non-cash charge of $17.3 million recorded in connection with the vesting of the Company's performance-based stock options; excluding the charge, such amounts would be $98,359 and 4.31x, respectively, for fiscal year 1995, and $72,008 and 4.17x, respectively, for the nine months ended July 31, 1995. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of the Company's liquidity.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Indenture referred to in the Prospectus. Capitalized terms not defined herein have the meanings assigned to such terms in the Prospectus.

  The Notes constitute a single series of Debt Securities for purposes of the Indenture and are limited to $100 million aggregate principal amount. The
Notes will be unsecured obligations of the Company maturing on      , 2003,
and will rank pari passu with all other unsecured indebtedness of the Company and prior to any of its subordinated indebtedness. The Notes will not be redeemable prior to maturity and will not be entitled to the benefit of any mandatory redemption or sinking fund. The Notes will be subject to the legal defeasance provisions of the Indenture.

  Interest on the Notes at the rate set forth on the cover page of this
Prospectus Supplement will accrue from      , 1996 and will be payable
semiannually on       and       of each year, beginning      , 1997, to the
persons in whose names the Notes are registered at the close of business on
the preceding       and      , respectively. Interest will be computed on the
basis of a 360-day year comprised of twelve 30-day months. All payments on the Notes will be made in U.S. dollars.

BOOK-ENTRY SYSTEM

  The Notes initially will be represented by one or more global certificates deposited with, or on behalf of, the Depositary, and registered in the name of a nominee of the Depositary. Except as set forth below, the Notes will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only.

  The Depositary has advised the Company and the Underwriters that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of persons who have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest in respect of the Notes in book-entry form will be made by the Company in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds.

                                 UNDERWRITING

  Upon the terms and subject to the conditions set forth in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                                                    PRINCIPAL
      UNDERWRITER                                                     AMOUNT
      -----------                                                  ------------
      NationsBanc Capital Markets, Inc............................ $
      Bear, Stearns & Co. Inc.....................................
      Citicorp Securities, Inc....................................
                                                                   ------------
        Total..................................................... $100,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to certain conditions and that, if any Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the Notes agreed to be purchased by the Underwriters must be so purchased.

  The Company has been advised by the Underwriters that they propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to
certain selected dealers at such price less a concession not to exceed   % of
the principal amount of the Notes. The Underwriters may allow, and such
dealers may reallow, a concession not to exceed   % of the principal amount of
the Notes to certain other brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be changed by the Underwriters.

  The Notes are a new issue of securities with no established trading market. The Company does not intend to list the Notes on any securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market-making at any time without notice. There can be no assurance that an active market for the Notes will develop or, if a market does develop, at what prices the Notes will trade.

  Settlement for the Notes will be made in immediately available funds and all secondary trading in the Notes will settle in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  NationsBanc Capital Markets, Inc. is an affiliate of NationsBank of Texas, N.A. ("NationsBank"), which is a lender to the Company under three of its revolving credit facilities. Citicorp Securities, Inc. is an affiliate of Citicorp USA, Inc. ("Citicorp"), which is a lender to the Company under two of its revolving credit facilities. NationsBank and Citicorp will receive their proportionate share of any repayment by the Company of amounts outstanding under such facilities from the proceeds of the offering of the Notes. In addition, NationsBank or its affiliates and Citicorp or its affiliates participate on a regular basis in various general financing and banking transactions for the Company and its affiliates. Citibank, N.A., an affiliate of Citicorp Securities, Inc., acts as Trustee under the Indenture governing the Notes. The Underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICI-TATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITA-TION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                           PROSPECTUS SUPPLEMENT
The Company................................................................  S-3
Use of Proceeds............................................................  S-7
Capitalization.............................................................  S-8
Summary Financial and Operating Data....................................... S-10
Description of the Notes................................................... S-12
Underwriting............................................................... S-13
                                PROSPECTUS
Available Information......................................................    2
Documents Incorporated by Reference........................................    2
The Company................................................................    3
Use of Proceeds............................................................    4
Ratio of Earnings to Fixed Charges.........................................    4
Description of Debt Securities.............................................    4
Plan of Distribution.......................................................   14
Legal Matters..............................................................   15
Experts....................................................................   15

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                                     LOGO

                                    STEWART
                                 ENTERPRISES,
                                     INC.

                                 $100,000,000
                                % NOTES DUE 2003

                                ---------------
                             PROSPECTUS SUPPLEMENT
                                ---------------

                       NATIONSBANC CAPITAL MARKETS, INC.

                           BEAR, STEARNS & CO. INC.

                           CITICORP SECURITIES, INC.

                                       , 1996

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